SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.   20549

FORM 11-K

ANNUAL REPORT

Pursuant to Section 15(d) of the

Securities Exchange Act of 1934 [Fee Waived]

For the Fiscal Year Ended December 31, 2003	Commission File Number 0-1928

Full Title of the Plan:
THE AES CORPORATION PROFIT SHARING AND STOCK OWNERSHIP PLAN

Name of Issuer of the Securities Held Pursuant to the Plan and the Address of its Principal Executive Office:

THE AES CORPORATION

1001 North 19th Street
Arlington, VA 22209

The AES Corporation
Profit Sharing And
Stock Ownership Plan

Financial Statements for the Years Ended December 31,
2003 and 2002, Supplemental Schedules for the

Year Ended December 31, 2003, and
Report of Independent Registered Public Accounting Firm

THE AES CORPORATION PROFIT SHARING AND
STOCK OWNERSHIP PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Trustees and Participants of The AES Corporation

Profit Sharing and Stock Ownership Plan

We have audited the accompanying statements of net assets available for benefits of The AES Corporation Profit Sharing and Stock Ownership Plan (the “Plan”) as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the Table of Contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The schedules are the responsibility of the Plan’s management. Such supplemental schedules have been subjected to the auditing procedures applied in our audit of the basic 2003 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic 2003 financial statements taken as a whole.

DELOITTE & TOUCHE LLP

June 24, 2004

McLean, Va

THE AES CORPORATION PROFIT SHARING AND

STOCK OWNERSHIP PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2003 AND 2002

	2003	2002
ASSETS
Cash	$1,099,340	$790,350
Investments, at fair value (Notes 2 and 3):
Common stock—The AES Corporation	138,451,512	34,738,004
Self Direct option—Common stock	3,614,644	3,002,410
Money market funds	20,490,619	19,674,092
Mutual funds	36,172,587	25,596,041
Participant loans (Note 6)	4,929,990	3,707,595

Total investments, at fair value	203,659,352	86,718,142

Total cash and investments	204,758,692	87,508,492

RECEIVABLES:
Employer contributions	9,913,392	9,545,686
Participant contributions	667,814	706,925

Total receivables	10,581,206	10,252,611

NET ASSETS AVAILABLE FOR BENEFITS	$215,339,898	$97,761,103

See notes to financial statements.

THE AES CORPORATION PROFIT SHARING AND

STOCK OWNERSHIP PLAN

STATEMENTS OF CHANGES IN NET ASSETS

AVAILABLE FOR BENEFITS

YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002

ADDITIONS :
Contributions:
Employer	$14,236,477	$15,434,655
Participant	8,508,413	10,881,892
Total contributions	22,744,890	26,316,547

Investment income/(loss):
Net appreciation/(depreciation) in fair value of investments (Note 5)	106,813,244	(114,940,830)
Interest and dividends	2,705,312	2,846,965
Total investment income/(loss)	109,518,556	(112,093,865)

Total Additions	132,263,446	(85,777,318)

DEDUCTIONS
Withdrawals and distributions	(14,684,651)	(9,762,512)

Transfers from other plans (Note7)	—	3,132,073

NET INCREASE/(DECREASE)	117,578,795	(92,407,757)

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	97,761,103	190,168,860

End of year	$215,339,898	$97,761,103

See notes to financial statements.

THE AES CORPORATION PROFIT SHARING AND
STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2003 AND 2002

1.     PLAN DESCRIPTION

The AES Corporation Profit Sharing and Stock Ownership Plan (the “Plan”) was established on April 1, 1989, as the successor plan to the Applied Energy Services, Inc. Employee Profit Sharing Plan, the Applied Energy Services, Inc. Employee Stock Ownership Plan, The AES Deepwater Division Employee Profit Sharing Plan, The AES Beaver Valley Division Employee Profit Sharing Plan, and the BV Partners Employee Profit Sharing Plan.

Effective July 15, 2002 and October 10, 2002, all of the assets of The AES Corporation Employee Stock Ownership Plan (“ESOP”) and the Thermo Ecotek Affiliates Retirement Savings Plan (“Thermo Ecotek”), respectively, were transferred into the Plan (see Note 7).

The following description of the Plan provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions.

General—The Plan is a defined contribution plan that covers eligible regularly scheduled full-time and part-time employees of The AES Corporation (the “Company” or “AES”) and its participating subsidiaries. Eligible employees may enroll in the Plan upon completing 1,000 hours of employment. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). As of December 31, 2003, approximately 64% of the Plan’s assets were invested in the common stock of The AES Corporation.

Contributions—Participants may make pre-tax contributions to the Plan up to an annual maximum determined by the Internal Revenue Service. Participants may also make after-tax contributions to the Plan. During 2003 and 2002, the Company matched participant pre-tax and after-tax contributions up to 5.0% of compensation, as defined by the Plan, on a dollar for dollar basis. Matching contributions made by the Company are paid in common stock of The AES Corporation.

In addition, unless otherwise provided under the Plan, the Company may make profit sharing contributions to the Plan that are allocated to a participant’s account on the basis of the participant’s compensation, as defined by the Plan. Profit-sharing contributions are made in the Company’s common stock. During 2003 and 2002, the Company contributed 10% and 7.5%, respectively, of compensation as profit sharing allocations.

Participant Accounts—Each participant’s account is credited with the participant’s and the employer’s contributions and an allocation of the Plans earnings or losses. Allocation of earnings or losses are based on balance of each investment type in the participant’s account.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

The Plan is intended to constitute a Section 404(c) plan within the meaning of ERISA Section 404(c) and the regulations issued thereunder. These regulations provide relief from certain fiduciary liability to fiduciaries of individual account plans that (i) provide participants a broad range of investment alternatives, and (ii) allow participants to exercise independent control over the investment of the assets in their individual accounts.

Under the terms of the Plan, participants can choose to invest their contributions in common stock of The AES Corporation and various money market and mutual funds including Franklin Small Mid Cap Growth Fund, Van Kampen Growth and Income Fund, Massachusetts Investment Growth Stock Fund, ING Pilgrim International Value Fund, Invesco Financial Services, Pimco Innovation Fund, ING Pilgrim Small Cap Opportunity Fund, Evergreen Worldwide Health Sciences, Pimco Total Return Fund, State Street Aurora Fund, Van Kampen Emerging Growth Fund, AllianceBernstein Small Capital Growth Fund, Calvert Income Fund, Eaton Vance Income of Boston Fund, Calvert Social Investment Equity Fund, Pimco Renaissance Fund, MFS Utilities Fund and in the following Merrill Lynch funds: International Value Fund , Equity Index Trust Fund, Retirement Preservation Trust Fund, Balanced Capital Fund, Basic Value Fund, US Govt Mortgage Fund, Fundamental Growth Fund, Global Small Cap Fund Class A, Global Allocation Fund, or in any combination thereof in increments of 10% at their discretion. Participants can allocate their investment among the common stock of The AES Corporation or any of the funds at their discretion. Such investment options are selected by the administrative committee of the Plan.

The Plan also allows participants the opportunity to direct the investment of all or a portion of their account balance through a self-directed brokerage account whereby participants may purchase certain investments outside those otherwise offered under the Plan.

Vesting—Participants are immediately vested in their pre-tax, after-tax and matching contributions including earnings thereon. Vesting in employer profit sharing contributions is based on years of continuous service. A participant vests 20% per year and is fully vested after five years of credited service.

Withdrawals and Distributions—The value of participants’ contributions plus the value of all vested Company contributions are payable to participants upon retirement, death, or upon termination of employment with the Company. At each participant’s election, the entire distribution may be made as a single lump sum payable in common stock of The AES Corporation, cash, or a combination of both. Rollovers are also permitted under the Plan. The participants also have the option of receiving the value of their Plan account in substantially equal cash installments over a period not to exceed twenty years.

Forfeitures—Participants who leave the Company who have not completed five years of credited service forfeit the value of the Company’s profit sharing contributions in which they are not then vested. Forfeitures are applied to reduce future Company contributions. Forfeitures for the current year total $63,474.

Administration—The Plan is administered by an Administrative Committee appointed by the Board of Directors of the Company. Merrill Lynch Trust Company is the Plan Trustee. Administrative, legal, and all other expenses of the Plan are paid by the Company.

2.              SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General—The Plan’s financial statements are prepared on the accrual basis of accounting.

Valuation of Investments—All money market and other mutual funds are stated at their quoted market prices at December 31, 2003 and 2002. All participant loans are valued at cost, which approximates fair value.

The Company’s stock is traded on the New York Stock Exchange (“NYSE”). The Plan’s investment in the Company’s stock is stated at quoted market value. At December 31, 2003 and 2002, the quoted market value of the Company’s common stock was $9.44 and $3.02 per share, respectively.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for plan benefits.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

3.              INVESTMENTS

The participants’ and the Company’s contributions to the Plan and Plan earnings are invested in various money market, mutual funds or Company stock at the direction of the participants. The following tables present the fair values of investments as of December 31, 2003 and 2002.

	2003		2002

Cash	$1,099,340		$790,350
Investments at quoted market value:
The AES Corporation common stock	138,451,512	*	34,738,004	*
Self Direct Option common stock	3,614,644		3,002,410
Money market funds:
Merrill Lynch Retirement Preservation Fund	14,589,065	*	15,694,975	*
Merrill Lynch Equity Index Trust Fund	5,901,554		3,979,117
Mutual funds:
Merrill Lynch Fundamental Growth Fund	6,087,674		4,825,860
Merrill Lynch Basic Value Fund	6,662,696		4,783,733
Merrill Lynch Global Allocation Fund	4,031,183		2,771,940
Merrill Lynch US Government Mortgage Fund	2,873,411		2,729,152
Other	16,517,623		10,485,356
Participant loans	4,929,990		3,707,595

Total cash and investments	$204,758,692		$87,508,492

The above investments indicated with an “*” represent 5% or more of the Plan’s net assets as of December 31, 2003 and 2002, respectively.

4.     THE AES CORPORATION COMMON STOCK

Contributions made by the Company are paid in common stock of The AES Corporation and are therefore considered nonparticipant-directed investments in accordance with AICPA Statement of Position 99-3 (Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters) After a participant’s account is credited with the Company’s contribution, each participant can immediately choose to direct his or her allocation in any investment option offered under the Plan. Information about the net assets and the significant components of the changes in net assets relating to The AES Corporation common stock is as follows as of December 31, 2003 and 2002, and for the years then ended:

	2003	2002

NET ASSETS RELATED TO AES COMMON STOCK AVAILABLE FOR BENEFITS:
Common stock—The AES Corporation, 14,666,473 and 11,502,650 shares in 2003 and 2002, respectively	$138,451,512	$34,738,004

Employer Contribution Receivable	9,913,392	9,545,686

Net assets available for participants’ benefits	$148,364,904	$44,283,690

CHANGES IN AES RELATED NET ASSETS AVAILABLE FOR BENEFITS:

Net appreciation (depreciation)	$98,614,977	$(109,024,310)
Interest in Participant Loans	55,083	149,399
Employer contributions	14,236,477	15,434,655
Participant contributions	794,315	706,925
Benefits paid to participants	(5,050,949)	(3,397,494)
Transfers from (to) participant-directed investments	(4,568,689)	5,846,811

Net change	104,081,214	(90,284,014)

Common stock—The AES Corporation, beginning of year (1)	44,283,690 (1)	134,567,704

Common stock—The AES Corporation, end of year (1)	$148,364,904	$44,283,690

(1)          Includes the value of the AES common stock distribution to the Plan subsequent to year-end to satisfy the employer contribution.

5.              NET APPRECIATION (DEPRECIATION) IN FAIR VALUE OF INVESTMENTS

During the years ended December 31, 2003 and 2002, the Plan’s investments (including investments bought, sold, as well as held during the period) appreciated/ (depreciated) in value by $106,813,244 and $(114,940,830), respectively, as follows:

	2003	2002

The AES Corporation common stock	$98,614,977	$(109,024,310)
ML Equity Index Trust Fund	(77,148)	(1,210,744)
Mutual funds	8,275,415	(4,705,776)

Net (depreciation) appreciation in fair value	$106,813,244	$(114,940,830)

6.     PARTICIPANT LOANS

Participants may obtain up to three loans from the Plan in aggregate amounts up to the lesser of (a) $50,000 or (b) 50% of the participant’s vested account balance. Loans are repayable over periods up to five years (ten years for loans to purchase a principal residence). The loans are collateralized by the balance in the participant’s account and bear a fixed interest rate, based on the federal prime lending rate plus 1/2%, determined at the commencement of the loan. Interest on all loans is allocated to the participant’s account from which the loan was funded. Principal and interest are paid ratably through payroll deductions. Interest rates on outstanding loans as of December 31, 2003, ranged from 4.50% to 10% with maturities from 2003 to 2013.

Former employees are prohibited from obtaining loans except to the extent required by law.

7.     PLAN MERGER

Effective July 15, 2002 and October 10, 2002, all of the assets of The AES Corporation Employee Stock Ownership Plan and the Thermo Ecotek Affiliates Retirement Savings Plan, respectively, were transferred into the Plan. Assets totaling $3,132,073 were transferred into the Plan as a result of the mergers.

8.     PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become 100 percent vested in their account.

9.     TAX STATUS

The Plan received a favorable determination letter from the Internal Revenue Service on May 18, 2004. The Company believes that the Plan, as designed and in operation, is in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

10.       PLAN AMENDMENTS

The Plan has adopted several amendments recently which were to vest the profit sharing accounts of participants whose employment relationship with the Company is terminated in connection with a Company Transaction on February 24, 2003, to comply with the final regulations issued under Section 410(a)(9) of the IRC pursuant to the Revenue Procedure 2002-29 on December 30, 2003 and to extend to Hemphill employees the opportunity to share in Profit Sharing Contributions on April 28, 2004.

******

THE AES CORPORATION PROFIT SHARING AND STOCK OWNERSHIP PLAN

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2003

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(e) Current Value

	Cash		$1,099,340

*	The AES Corporation	Common stock per share, 14,666,473 shares	138,451,512
*	Merill Lynch	Retirement Preservation Trust Fund, 14,589,065 shares	14,589,065
*	Merill Lynch	Fundamental Growth Fund per share, 367,613 shares	6,087,674
*	Merill Lynch	Global Allocation Fund per share, 268,566 shares	4,031,183
*	Merill Lynch	US Govt Mortgage Fund per share, 280,060 shares	2,873,411
*	Merill Lynch	Balanced Capital Fund per share, 115,195 shares	3,043,446
*	Merill Lynch	Basic Value Fund per share, 218,020 shares	6,662,696
*	Merill Lynch	Equity Index Trust Fund per share, 73,421 shares	5,901,554
*	Merill Lynch	Global Small Cap Fund Class A, per share, 20,200 shares	460,426
*	Merill Lynch	International Value Fund, 41,299 shares	924,281

	Franklin	Small Mid Cap Growth Fund, 9,525 shares	287,839

	Van Kampen	Growth and Income Fund, 83,499 shares	1,506,314

	Massachusetts	Investment Growth stock Fund, 23,972 shares	271,363

	ING	Pilgrim International Value Fund, 24,442 shares	369,315

	Pimco	Innovation Fund, 19,427 shares	331,237

	ING	Pilgrim Small Cap Opportunity Fund, 3,224 shares	74,448

	Evergreen	Worldwide Health Sciences, 79,168 shares	790,094

	Invesco	Financial Services, 4,255 shares	125,083

	Pimco	Total Return Fund, 218,979 shares	2,345,267

	State Street	Aurora Fund, 45,827 shares	1,769,377

	Van Kampen	Emerging Growth Fund, 6,829 shares	246,716

	AllianceBernstein	Small Capital Growth Fund, 51,454 shares	1,055,326

	Calvert	Income Fund, 49,822 shares	849,964

	Eaton Vance	Income of Boston Fund, 35,857 shares	231,278

	Calvert	Social Investment Equity Fund, 2,445 shares	78,939

	Pimco	Renaissance, 68,662 shares	1,581,965

	MFS	Utilities Fund, 20,390 shares	174,945

	Self Direct Options		3,614,644

*	Participant loans Interest (4.50%-10%)		4,929,990

	TOTAL		$204,758,692

(*)  Transactions in these investments are considered to be party-in-interest transactions under Department of Labor regulations.

THE AES CORPORATION PROFIT SHARING AND EMPLOYEE STOCK OWNERSHIP PLAN

SCHEDULE H, LINE 4j - SCHEDULE OF REPORTABLE TRANSACTIONS

FOR THE YEAR ENDED DECEMBER 31, 2003

(a) Identity of Party Involved	(b) Description of Asset	(c) Purchase Price	(d) Selling Price	(g) Cost of Asset	(h) Current Value of Asset on Transaction Date	(i) Net Gain/(Loss)

The AES Corporation	Common Stock - purchases	$16,075,979	$	$16,075,979	$16,075,979	$

The AES Corporation	Common Stock - sales		7,813,211	8,265,165	7,813,211	(451,954)

NOTE:    The item listed above represents all transactions or series of transactions that are reportable under Section 2520.103-6, as amended, of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

THE AES CORPORATION

	BY:	/s/
Barry J. Sharp
Executive Vice President and
Chief Financial Officer

Date: June 25, 2004

EXHIBIT INDEX

EXHIBIT 23.1

Independent Auditors’ Consent

EXHIBIT 99.1

Certification of Periodic Financial Reports